

New York Stock Exchange
11 Wall Street
New York, NY  10005

January 24, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 6.875% Series D Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share of TRITON INTERNATIONAL LIMITED under the Exchange Act of 1934.

Sincerely,